July 5, 2011
By EDGAR Correspondence

Mr. Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	American Express Company
Form 10-K for the Fiscal Year Ended December 31, 2010
Form 10-Q for the Fiscal Quarter Ended March 31, 2011
File No. 001-07657

Dear Mr. Vaughn:

We refer to the comment letter, dated June 6, 2011 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the American Express Company (the “Company”) filings referenced above.

We have set forth below the text of the Staff’s comment, followed by the Company’s response.  The Company expects that it will revise its future filings, beginning with its Quarterly Report on Form 10-Q for the quarter ending June 30, 2011, as noted in the response.

*  *  *  *  *

Form 10-K for the period ended December 31, 2010

General

Comment 1
We note that on your website customers can reserve accommodation in hotels located in several cities in Syria.  We further note that American Express Middle East lists on its website as one of its offices in the Middle East, the Abou Shaar Group, located in Damascus, Syria.  In addition, we are aware that American Express Travel Related Services Company, Inc. is identified on the OFAC website as an authorized provider of travel services to Cuba.  As you know, Syria and Cuba are identified by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls.  Your Form 10-K does not include disclosure regarding any contacts with the referenced countries.  Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Cuba, whether through subsidiaries, joint ventures, or other direct or indirect arrangements, since your letter to us dated July 21, 2006.  Your response should describe any goods or services that you have provided into Syria and Cuba, directly or indirectly, and discuss whether you have agents, contractors, or employees in the referenced countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 5, 2011

Response 1
As stated in the Company’s letter, dated July 21, 2006, to the Staff, the Company did not then, and continues not to, actively solicit any new Syrian business, and its activities related to Syria are limited.  In addition, the Company has no present intention to expand such activities.  Any continuing activity of the Company in Syria relates to pre-existing relationships and is minimal.  (See response to Comment 2 for a discussion of the de minimis nature of such activities.)  The Company’s activities in Syria are carried out principally through its 50% share in a Bahrain-based non-consolidated joint venture, known as American Express Middle East (“AEME”), with the Mawarid Group, a privately-held investment company based in Riyadh, Saudi Arabia.  AEME issues and services the Company’s cards and acquires and services merchants in the Middle East.  In the case of Syria, AEME contracts with a local agent (the Abou Shaar Group) unaffiliated with the Company to provide support for pre-existing cardmembers and merchants in that country, but the local agent does not acquire new cardmembers or merchants.  Our policies require that AEME’s activities comply with applicable obligations under U.S. and other laws, including all economic sanctions and export controls administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) and the U.S. Commerce Department’s Bureau of Industry and Security (“BIS”).  Among other matters, our policies prohibit unauthorized dealing with the Syrian government and Syrian government-owned, -controlled or -affiliated banks and other entities.

Similar to Syria, the Company does not solicit any business in Cuba, and its activities related to Cuba are minimal.  In addition, the Company has no present intention to pursue business relating to Cuba, subject to any future changes in U.S. law that may permit such business.  Neither the Company, nor its bank partners, issue credit or charge cards to Cuban residents.  The Company also does not sell Travelers Cheques in Cuba, nor has it authorized any agents in Cuba to do so.  The Company does not have any merchants in Cuba and the acquisition of new merchants in Cuba is prohibited.  Accordingly, credit and charge cards issued by the Company, as well as credit and charge cards issued by foreign banks and other non-U.S. financial institutions for use on the American Express network, may not be used as a means of payment at hotels, restaurants or other merchants in Cuba.

As indicated in the Staff’s comment, American Express Travel Related Services Company, Inc., a wholly-owned subsidiary of the Company, holds a license from OFAC, which permits it to provide services to arrange travel to Cuba for persons who are officials of the U.S. government, any foreign government and intergovernmental organizations of which the United States is a member, traveling on official business.

The Company also notes that in years prior to 2011, in certain countries (excluding the United States) the Company booked travel to Cuba for customers located in such countries through the Company’s foreign subsidiaries and affiliates domiciled in such countries for which the Company received a commission or fee.  Similar to the Company’s policies with respect to Syria, the Company’s policies require that any activities relating to Cuba comply with applicable obligations under U.S. and other laws, including all economic sanctions and export controls administered by OFAC and BIS.  Among other matters, our policies prohibit unauthorized dealing with the Cuban government and Cuban government-owned, -controlled or -affiliated banks and other entities.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 5, 2011

Comment 2
Please discuss the materiality of your business activities in, and other contacts with, Syria and Cuba described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria or Cuba.

Response 2
The Company does not believe that its activities related to Syria are material to the business of the Company.  From a quantitative perspective, the Company’s activities in Syria are negligible.  For 2010, billed business generated at Syrian merchants through AEME was approximately US$11 million, or approximately 0.002% of the Company’s overall billed business for 2010 of US$713.3 billion.  Also, for 2010, net income of $12.8 million from the AEME joint venture (approximately $19,200 of which was derived from AEME’s activity in Syria) was approximately 0.3% of the Company’s consolidated net income of US$4.1 billion.  In addition, the revenues, assets and liabilities attributable to the Company’s activities in, with and related to Syria are negligible.  The table below sets forth the revenue and accounts receivable derived from AEME’s activities relating to Syria for the years ended December 31, 2008, 2009 and 2010, and for the three months ended March 31, 2011:

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 5, 2011

Period	AEME Syria-related Revenues (US$)	AEME Syria-related Accounts Receivable Balance at Period End (US$)
1/1/2008 – 12/31/2008	$320,000	$146,598
1/1/2009 – 12/31/2009	$272,470	$139,642
1/1/2010 – 12/31/2010	$287,331	$85,079
1/1/2011 – 3/31/2011	$60,906	$57,084

The Company also does not believe that its activities related to Cuba are material to the business of the Company.  From a quantitative perspective, the Company’s activities associated with that country are negligible.  The Company estimates that of the aggregate approximately $10.9 billion in travel commissions and fees that it generated during the six year period from January 1, 2005 to December 31, 2010, less than $1,000,000 in the aggregate (i.e., less than $170,000 per year) related to travel arrangements relating to travel to and from Cuba.

The Company has had no assets, including accounts receivable, or liabilities associated with Cuba during these periods.

In addition, from a qualitative perspective, the Company does not believe that its business activities associated with Syria or Cuba raise any meaningful risk of having a potential material adverse effect on the Company’s brand, reputation or share value or otherwise pose a material risk to the Company’s security holders or would influence a reasonable investor in his, her or its investment decision.

The Company has, from time to time, received inquiries from security holders and members of the media regarding its business activities in Syria, Cuba and other countries.  The Company has responded to these inquiries by indicating that it seeks to make good on its promise to support global travel by legitimate and valued clients while establishing policies that comply with applicable laws and regulations as well as with U.S. State Department policy with respect to Syria and Cuba.  There has been no significant negative shareholder or cardmember reaction to such activities.

Guide 3- Statistical Disclosure by Bank Holding Companies

Summary of Loan Loss Experience – Analysis of the Allowance for Loan Losses, page 67

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 5, 2011

Comment 3
You state in your disclosure that you present your write-off ratios excluding interest and fees to be consistent with industry convention.  We also note from your disclosure on page 82 of Exhibit 13 that you record uncollectible interest and fees through your provision for losses, which may not be consistent with industry convention.    Tell us how you determined that presenting uncollectible interest and fees as part of the provision for losses as opposed to reversing those amounts out of interest and fees on loans is consistent with your presentation of write-off ratios.  To the extent you continue to believe this presentation of uncollectible interest and fees is appropriate, and in light of the divergence in practice and for transparency purposes, please revise your future filings to include an additional ratio that presents your new write-off rate inclusive of uncollectible interest and fees.  Further, please include an accompanying narrative disclosure that describes the correlation between each of your write-off rates and your income statement presentation.

Response 3

Although inconsistent with our presentation of the principal only net write-off rate, we believe recognition of uncollectible interest and fees as part of our provision for losses is appropriate  and this methodology has been consistently applied. In order to provide information about net write-off rates on a basis that is also consistent with our income statement presentation, the Company will include in future filings an additional metric that displays the net write-off rate inclusive of losses on principal, interest and fees (in addition to the net write-off rate that includes only principal losses), and an accompanying disclosure that describes the correlation between each of our net write-off rates and our income statement presentation.

Accordingly, we will make the following disclosure in future filings (please also see Exhibit I, footnote (h), for the location of this disclosure):

“The Company presents a net write-off rate based on principal losses only (i.e., excluding interest and fees) to be consistent with industry convention.  In addition, because the Company’s practice is to recognize uncollectible interest and fees as part of its total provision for losses, a net write-off rate including principal, interest and fees, is also presented.”

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 5, 2011

Exhibit 13- Consolidated Results of Operations, page 31

Comment 4
We note your presentation of “return on average tangible common equity” here and your presentation of “Tier 1 Common risk-based” and “Tangible Common Equity to risk-weighted assets” on page 40, as well as your presentations of these measures in various other locations within your Form 10-K and Form 10-Q filings.  These measures appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not disclosures required by GAAP, Commission Rules, or banking regulatory requirements.  To the extent you plan to provide these non-GAAP financial measures in the future, please address each of the following:
•
To the extent these measures are disclosed in future fillings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratio as a non-GAAP measure and complying with all of the disclosure requirements;

•
To the extent that you plan to disclose these measures in future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Regulation G and Item 10(e)(l)(i) of Regulation S-K as required by instruction 2 to Item 2.02 of Form 8-K;

•
To the extent you disclose or release publicly any material information that includes a non-GAAP measure, such as these measures in your Item 8.01 Form 8-K, you should be cognizant of the requirements of Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure;

•
Since tangible common equity is considered an internally derived non-GAAP measure and the measure is not codified by your banking regulators, please revise to specifically disclose the fact that other entities may calculate this non-GAAP measure different from your disclosed calculations; and

•
To the extent you include a presentation of risk weighted assets in future filings, please generally disclose how risk-weighted assets are calculated under regulatory capital rules and specifically state, if true, that the number disclosed is calculated consistent with banking regulatory requirements.

Response 4
Please find below our responses to each of the points raised in the Staff’s comment regarding our use of the non-GAAP financial measures of return on average tangible common equity, the ratio of Tier 1 common capital to risk-weighted assets and the ratio of tangible common equity to risk-weighted assets:

•	In future filings that disclose these measures, we will comply with all of the requirements in Item 10(e) of Regulation S-K to the extent that our current disclosure does not already do so.

o	Return on average tangible common equity

▪
We believe the disclosure in footnotes (b) and (c) on page 31 of Exhibit 13 reconciles average tangible common equity to the most directly comparable GAAP measure of average total shareholders’ equity by setting forth the amount of average goodwill and other intangibles that are excluded from average total shareholders’ equity in the computation of average tangible common equity, as this exclusion constitutes the only difference between the two measures.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 5, 2011

▪
We disclose the reason why management believes the presentation of return on average tangible common equity provides useful information to investors in footnote (c) on page 23 of Exhibit 13.  We do not believe it is necessary or useful to restate the reason in subsequent references to the measure.

▪	We will add an express reference to the fact that return on average tangible common equity is a non-GAAP measure.

▪	Accordingly, in future filings, we will provide the following disclosure with respect to return on average tangible common equity in our initial discussion of the measure:

“Return on average tangible common equity is computed in the same manner as ROE except the computation of average tangible common equity, a non-GAAP measure, excludes from average total shareholders’ equity average goodwill and other intangibles of $[X] as of [the balance sheet date].  The Company believes return on average tangible common equity is a useful measure of profitability of its business.”

o	Tier 1 common risk-based capital ratio

▪
We plan to provide the following disclosure in future filings to clarify in the discussion of the Tier 1 common risk-based capital ratio why management believes the presentation of the Tier 1 common risk-based capital ratio provides useful information to investors:

“Management believes the Tier 1 common risk-based capital ratio may be useful because it can be used to assess and compare the quality and composition of the Company’s capital with the capital of other financial services companies.  Moreover, the proposed international banking capital standards know as Basel III include measures that rely on Tier 1 common.”

▪	We will provide a reconciliation of Tier 1 common capital to the most directly comparable GAAP measure of total shareholders’ equity.

▪	We will add an express reference to the fact that the Tier 1 common risk-based capital ratio is a non-GAAP measure.

▪
Accordingly, in future filings, we will provide the following disclosure (as illustrated below as of December 31, 2010) with respect to the Tier 1 common risk-based capital ratio in our initial discussion of the measure:

“The Tier 1 common risk-based capital ratio is calculated as Tier 1 common capital, a non-GAAP measure, divided by risk-weighted assets.  Tier 1 common capital is calculated by reference to total shareholders’ equity as shown below:

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 5, 2011

Tier 1 Common Capital Reconciliation as of December 31,2010 (millions)
Total shareholders' equity	16,230
Effect of certain items in accumulated other comprehensive income/(loss) excluded from Tier 1 common capital	415

Less: Ineligible goodwill and intangible assets	(3,332)
Ineligible deferred tax assets	(217)
Tier 1 common capital	13,096

o	Tangible common equity to risk-weighted assets ratio

▪
We believe the disclosure in the discussion of the tangible common equity to risk-weighted assets ratio on page 40 of Exhibit 13 reconciles tangible common equity to the most directly comparable GAAP measure of total shareholders’ equity by setting forth the amount of goodwill and other intangibles that are excluded from total shareholders’ equity in the computation of tangible common equity, as this exclusion constitutes the only difference between the two measures.

▪
We disclose the reason why management believes the presentation of the tangible common equity to risk-weighted assets ratio provides useful information to investors in the discussion of the tangible common equity to risk-weighted assets ratio on page 40 of Exhibit 13.

▪	We will add an express reference to the fact that the tangible common equity to risk-weighted assets ratio is a non-GAAP measure.

▪	Accordingly, in future filings, we will provide the following disclosure with respect to the tangible common equity to risk-weighted assets ratio in our initial discussion of the measure:

“Common equity equals the Company’s shareholders’ equity of $[X] as of [the balance sheet date], and tangible common equity, a non-GAAP measure, equals common equity less goodwill and other intangibles of $[X] as of [the balance sheet date].  Management believes presenting the ratio of tangible common equity to risk-weighted assets is a useful measure of evaluating the strength of the Company’s capital position.”

▪	We will comply with the requirements of Regulation G and Item 10(e)(1)(i) of Regulation S-K, as applicable, to the extent we disclose any of these measures in future Form 8-K filings.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 5, 2011

▪	In future filings, we will provide the following disclosure with respect to our calculations of non-GAAP financial measures generally, including tangible common equity:

“The Company's calculations of non-GAAP financial measures may differ from the calculations of similarly titled measures by other companies.”

▪
We believe the disclosure in the discussion of risk-weighted assets on page 40 of Exhibit 13 adequately discloses how risk-weighted assets are calculated under regulatory rules, including that the calculation is in accordance with standard regulatory guidance.  In particular, we do not believe further detail is required regarding the calculation of off-balance sheet risk-weighted assets, so long as they remain a de minimis part of total risk-weighted assets.  As of December 31, 2010, total risk-weighted assets were $118.3 billion, of which $300 million (or less than 0.3%) were off-balance sheet risk-weighted assets.

Financial Statements

Note 4. Accounts Receivable and Loans

Cardmember and Other Receivables, page 78

Comment 5
We note that your gross cardmember receivables balance increased approximately 10.4% between 2009 and 2010.  We also note your disclosure throughout your filing that there was an increase in average cardmember receivables between the two years.  Please tell us the reason(s) for the increase in this balance between 2009 and 2010.  Further, please revise future filings to more thoroughly discuss the reason(s) for fluctuations in your cardmember receivables balance from period to period.

Response 5
The change in the Company’s cardmember receivables balance is directly correlated to billed business, which is primarily driven by the number of cardmembers the Company has in a given period (Cards-In-Force – “CIF”) and how much those cardmembers spend in a given period ("Average Cardmember Spend").  Between 2009 and 2010, gross cardmember receivables increased 10.4%, or $3.5 billion, primarily due to the improving economic environment during 2010, which resulted in an increase in billed business.  The volume of billed business increased during this period due to an increase in Average Cardmember Spend of 13.3% or $623, slightly offset by a decline in CIF of approximately 1.0% or 200,000 cards.

In its future filings, if significant, the Company will include a more thorough discussion of the reasons for the fluctuation in cardmember receivables.

Cardmember and Other Loans, page 79

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 5, 2011

Comment 6
Please revise future filings to disclose your policy for recording payments received on nonaccrual loans.  Refer to ASC 310-10-50-6(b)

Response 6
The Company’s policy is to record all payments received on a loan in nonaccrual status as a reduction to the recorded loan balance.  Accordingly, we will make the following disclosure in future filings (please see Exhibit II, footnote (b), for the location of this disclosure):

“Payments received on nonaccrual loans are applied against the recorded loan balance.”

Comment 7
Please revise future filings to disclose your policy for resuming the accrual of interest on nonaccrual loans.  Refer to ASC 310-10-50-6(c)

Response 7
It is generally the Company’s policy to cease accruing interest on cardmember loans at the time the account is written off (generally no later than 180 days past due).  Loans sent to outside collection agencies prior to write-off are generally placed on nonaccrual status at that time.  The Company’s policy is not to resume the accrual of interest for these loans, and as stated in Response 6 above, any payments received on such nonaccrual loans are recorded as a reduction to the loan balance.  Interest income is recognized on a cash basis for any payments received after the loan balance has been paid in full.  Accordingly, we will make the following disclosure in future filings (please see Exhibit II, footnote (b), for the location of this disclosure):

“Interest income is recognized on a cash basis for any payments received after the loan balance has been paid in full.”

When a cardmember loan has been modified in a troubled debt restructuring (“TDR”) where the interest rate was reduced to zero percent for a stated period of time (generally six months), the loan is characterized as nonaccrual in our TDR disclosures (“Zero Percent TDR Loans”).  In accordance with the modification agreement with the cardmember, Zero Percent TDR Loans will revert back to their original contractual terms (including the contractual interest rate) when they exit the TDR program, either (i) when all payments have been made in accordance with the modification agreement or (ii) in the event that a payment is not made and the cardmember defaults out of the program.  In either case, in accordance with its normal policy, the Company establishes a reserve for cardmember interest charges that it believes will not be collected.

In order to clarify the Company’s policy, we will make the disclosure below in future filings, the basis for which is an excerpt from Note 4, Accounts Receivable and Loans, to the Company’s Consolidated Financial Statements included in its March 31, 2011, Quarterly Report on Form 10-Q (the “March 2011 10-Q”).  Expanded disclosures are included in bold italics.

“The Company may modify cardmember loans and receivables in instances where the cardmember is experiencing financial difficulty to minimize losses to the Company while providing cardmembers with temporary or permanent financial relief.  The Company has classified cardmember loans and receivables in these modification programs as TDRs. Such modifications may include reducing the interest rate (as low as zero percent, in which case the loan is characterized as nonaccrual in our TDR disclosures) or delinquency fees on the loans and receivables and/or placing the cardmember on a fixed payment plan not exceeding 60 months. In accordance with the modification agreement with the cardmember, loans with modified terms will revert back to their original contractual terms (including their contractual interest rate) when they exit the TDR program, either (i) when all payments have been made in accordance with the modification agreement or (ii) in the event that a payment is not made and the cardmember defaults out of the program.  In either case, in accordance with its normal policy, the Company establishes a reserve for cardmember interest charges that it believes will not be collected.”

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 5, 2011

Comment 8
We note that your provision for losses related to cardmember loans has been decreasing from period to period, while your net charge-offs for cardmember loans has remained relatively flat from period to period.  We also note that you began consolidating loans held by the Lending Trust effective January 1, 2010.  Please revise your future filings to discuss whether these loans required additional reserves and/or charge-offs upon consolidation.  Please disclose how the credit quality of these loans may have otherwise affected your credit quality ratios and measures.

Response 8
In accordance with the requirements of Accounting Standards Update 2009-16 and 2009-17 (the “ASUs”), effective January 1, 2010, the Company consolidated the American Express Credit Account Master Trust (the “Lending Trust”), which is a securitization trust established by the Company for the periodic securitization of cardmember loans.  As part of the adoption of the ASUs, the Company established a $2.5 billion reserve for losses for the securitized portfolio, which was determined by applying the same methodology as is used for the Company’s unsecuritized loan portfolio.  There was no incremental reserve required for the securitized portfolio, nor were any charge-offs recorded, in conjunction with the consolidation of the Lending Trust.

The Company will include in future filings additional disclosure regarding the impact to the reserve for losses due to the consolidation of the Lending Trust.  An additional footnote will be added to the table within Note 5, Reserves for Losses titled “Changes in Cardmember Loans Reserve for Losses,” as follows:

“As part of the adoption of new GAAP, the Company established a $2.5 billion reserve for losses for the securitized portfolio, which was determined by applying the same methodology as is used for the Company’s unsecuritized loan portfolio.  There was no incremental reserve required nor were any charge-offs recorded in conjunction with the consolidation of the Lending Trust.”

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 5, 2011

Overall, the loans in the securitized portfolio have slightly better credit quality than the loans in the unsecuritized portfolio, which resulted in lower reserve requirements, in terms of both the reserve as a percentage of loans and the reserve as a percentage of 30 days past due loans.  However, the impact of the difference in credit quality does not have a significant effect on the credit performance of the consolidated loan portfolio.  This can be seen in the information on reserves as a percentage of loans, reserves as a percentage of 30 days past due loans and write-off rates for the securitized, unsecuritized, and total loan portfolios as shown on Exhibit III.  As such, the Company believes no further disclosure is required.

Impaired Loans and Receivables, page 80

Comment 9
We note that as of December 31, 2010 you had $1.2 billion of on-balance sheet credit card loans outstanding which have been modified and are considered to be troubled debt restructurings (TDRs).  Please tell us whether any of your credit card loan agreements have provisions where the interest rate on the credit card loan is automatically increased due to non-payment, late-payment, or similar events.  If so, please tell us, and disclose in future filings, how you determined the effective interest rate of the loan existing at the origination or acquisition of the loan at the time of the TDR for purposes of measuring the amount of the impairment.  For example, tell us whether for purposes of this calculation you assumed the interest rate existing at origination was the original rate, prior to being increased for any events of default/late payment, or the rate immediately in effect prior to the modification.

Response 9
Prior to implementation of the Credit Card Accountability Responsibility and Disclosure Act of 2009 (the “CARD Act”), the Company had the contractual right to automatically increase a borrower’s interest rate on existing balances if certain borrowing terms were breached.  The CARD Act prohibits increasing the interest rate on existing balances except in limited circumstances. Accordingly, since implementation of the CARD Act, the Company has largely stopped the aforementioned practice of repricing existing balances.

However, under the terms and conditions of our credit card agreements with our cardmembers, we may increase the annual percentage rate (“APR”) for new transactions to a “penalty APR” in the event of non-payment, late payment or similar events.  The agreements provide for this increase to the penalty APR in those situations, after the required notification to the customer.

In determining the amount of impairment on TDRs, the Company uses the current APR in effect prior to the imposition of any penalty APR.  It therefore treats this current rate as the original effective interest rate for the revolving loan balance.  The Company will include, in its future filings, clarification of how it determines the effective interest rate of a loan at the time of a TDR.

Accordingly, in future filings, we will provide the disclosure below, the basis for which is an excerpt from Note 4, Accounts Receivable and Loans, to the Company’s Consolidated Financial Statements included in the March 2011 10-Q.  Expanded disclosures are included in bold italics.

“Reserves for a TDR are determined by the difference between cash flows expected to be received from the cardmember discounted at the original effective interest rates and the carrying value of the cardmember loan or receivable balance. The Company determines the original effective interest rate as the interest rate in effect prior to the imposition of any penalty rate.”

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 5, 2011

Comment 10
Please revise future filings to disclose the information required by ASC 310-10-50-15(a)(3)(i) and (ii) as of each balance sheet date presented.

Response 10

ASC 310-10-50-15(a)(3) (i) and (ii) requires disclosure of the recorded investment in impaired loans, the amount of that recorded investment for which there is a related allowance for credit losses, and the amount of the investment for which there is no allowance.  All of the Company’s impaired loans have an allowance for credit losses, therefore, the Company will clarify in future filings that it records a reserve against all impaired loans.

Accordingly, we will make the following disclosure in future filings (please also see Exhibit II, footnote (g), for the location of this disclosure):

            “The Company records a reserve against all impaired loans.”
Comment 11
Tell us whether you measure impairment based on the present value of expected future cash flows such that you report the entire change in present value as bad-debt expense in your Provision for losses line item.  Alternatively, tell us whether you report the change in present value attributable to the passage of time as interest income.  Refer to ASC 310-10-45-5.  Please revise future filings to disclose the amount of interest income that represents the change in present value attributable to the passage of time on impaired loans, or disclose that you recognize this amount as bad-debt expense in your Provision for losses line item.  Refer to ASC 310-10-50-19.

Response 11
In accordance with ASC 310-10-45-5, the Company elects to report the entire change in the present value of expected future cash flows for TDRs as part of its provision for losses.

Accordingly, in future filings we will provide the following expanded disclosure, the basis for which is an excerpt from Note 4 to the Company’s Consolidated Financial Statements included in the March 2011 10-Q.  The expanded disclosures are included in bold italics, the first sentence of which is the expanded disclosure noted in Response 9 above.

“Reserves for a TDR are determined by the difference between cash flows expected to be received from the cardmember discounted at the original effective interest rates and the carrying value of the cardmember loan or receivable balance.  The Company determines the original effective interest rate as the interest rate in effect prior to the imposition of any penalty rate.  All changes in the impairment measurement, including the component due to the passage of time, are included in the provision for losses within the Consolidated Statements of Income.”

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 5, 2011

Note 5. Reserves for Losses, page 81

Comment 12
We note your disclosure here regarding your policy for writing off uncollectible cardmember receivables.  However, we were unable to locate disclosure of this information related to cardmember loans.  Please revise future filings to describe your policy for writing off uncollectible loans.  Refer to ASC 310-10-50-11B(b) for guidance.

Response 12
As disclosed in its Critical Accounting Policies Reserves for Cardmember Losses on page 24 of Exhibit 13, the Company has the same policy for writing off uncollectible cardmember loans and receivables, which is “Cardmember loans and receivables are written off when management deems amounts to be uncollectible and is generally determined by the number of days past due.  Cardmember loans and receivables are generally written off no later than 180 days past due.  Cardmember loans and receivables in bankruptcy or owed by deceased individuals are written off upon notification.”

It was the Company’s intention that the disclosure language on page 81 of Exhibit 13 apply to both cardmember loans and receivables, and therefore will clarify this language in future filings as follows (the excerpt below is from Note 5, Reserves for Losses, to the Company’s Consolidated Financial Statements included in the March 2011 10-Q).  Expanded disclosures are included in bold italics.

“Cardmember loans and receivables balances are written off when management deems amounts to be uncollectible and is generally determined by the number of days past due, which is generally no later than 180 days past due.  Cardmember loans and receivables in bankruptcy or owed by deceased individuals are written off upon notification.  Recoveries are recognized on a cash basis.”

Note 22. Significant Credit Concentrations, page 110

Comment 13
We understand based on various disclosures throughout your filing that you have exposure to municipalities through direct investments in municipal debt securities.  However, we also understand that you may have involvement with municipalities through the offering of deposit services, direct loans including charge cards and credit cards, and other traditional banking products.  Please provide us with an analysis that summarizes and quantifies your various exposures (both direct and indirect) to state and local municipalities.  Please also consider providing this type of disclosure in your future filings in order to more clearly identify and summarize any risk concentration in this industry.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 5, 2011

Response 13
The Company’s exposures to state and local municipalities are summarized below.

•
Investment in State and Municipal Obligations - $5,797 million and $6,250 million at December 31, 2010 and 2009, respectively.  These amounts are disclosed in Note 6, Investment Securities (see page 83 of Exhibit 13).

•
Commercial card receivables from state and local municipalities - $21 million and $12 million at December 31, 2010 and 2009, respectively.  These insignificant exposures are aggregated with U.S. Government and Agencies exposures, which were $12,000 million and $19,000 million at December 31, 2010 and 2009, respectively, and are disclosed in Note 22, Significant Credit Concentrations (see page 110 of Exhibit 13).  The Company will separately disclose these commercial card receivables if they become material.

•	The Company does not have deposits or other traditional banking products with any state or local municipalities.

*  *  *  *  *

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 5, 2011

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the reports and other filings it makes with the Commission and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the reports and other filings.  The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate and thank you for the Staff’s patience and cooperation in this matter. We are hopeful that we have adequately addressed the Staff’s comment. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 212-640-5478 or David Cornish at 212-640-4483.

Very truly yours,

/s/ Daniel T. Henry

Daniel T. Henry
Executive Vice President and
Chief Financial Officer

cc:	Ms. Brittany Ebbertt
Mr. David L. Cornish
Richard M. Starr, Esq.
Harold E. Schwartz, Esq.
Mr. Ward R. Hamm, PricewaterhouseCoopers

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 5, 2011

Exhibit I  [To Response 3]
The table below is an excerpt from page 32 of Exhibit 13 with note (h) added in bold italics. This table is the first instance in Exhibit 13 where write-off rates are disclosed.  As seen below, the Company has expanded the table to present its net write-off rates inclusive of principal, interest and fees.  The Company will make corresponding changes, including to Guide 3 – Statistical Disclosure by Bank Holding Companies, where write-off rates are disclosed.

(Billions, except percentages and where indicated)	2010	2009

Worldwide cardmember receivables
Total receivables	$37.3	$33.7
Loss reserves (millions)
Beginning balance	$546	$810
Provision for losses on authorized transactions(a)	439	773
Net write-offs(b)	(598)	(1,131)
Other	(1)	94
Ending balance	$386	$546

% of receivables	1.0%	1.6%
Net write-off rate — USCS	1.6%	3.8%
30 days past due as a % of total — USCS	1.5%	1.8%
Net loss ratio as a % of charge volume — ICS/GCS(b)(c)	0.16%	0.25%
90 days past billing as a % of total — ICS/GCS(b)	0.9%	1.6%
Worldwide cardmember loans — GAAP basis portfolio(d)
Total loans	$60.9	$32.8
30 days past due as a % of total	2.1%	3.6%
Loss reserves (millions)
Beginning balance	$3,268	$2,570
Adoption of new GAAP consolidation standard(e)	2,531	—
Provision for losses on authorized transactions	1,445	4,209
Net write-offs — principal	(3,260)	(2,949)
Write-offs — interest and fees	(359)	(448)
Other	21	(114)
Ending balance	$3,646	$3,268
Ending Reserves — principal	$3,551	$3,172
Ending Reserves — interest and fees	$95	$96
% of loans	6.0%	10.0%
% of past due	287%	279%
Average loans	$58.4	$34.8
Net write-off rate – principal only (h)	5.6%	8.5%
Net write-off rate – principal, interest and fees (h)	6.2%	9.8%
Net interest income divided by average loans(f)(g)	8.3%	9.0%
Net interest yield on cardmember loans(f)	9.7%	10.1%
Worldwide cardmember loans — Managed basis portfolio(d)
Total loans	$60.9	$61.8
30 days past due as a % of total	2.1%	3.6%
Net write-offs — principal (millions)	$3,260	$5,366
Average loans	$58.4	$63.8
Net write-off rate – principal only (h)	5.6%	8.4%
Net write-off rate – principal, interest and fees (h)	6.2%	9.7%
Net interest yield on cardmember loans(f)	9.7%	10.4%

(a)
Represents loss provisions for cardmember receivables consisting of principal (resulting from authorized transactions) and fee reserve components. Adjustments to cardmember receivables resulting from unauthorized transactions have been reclassified from this line to "Other" for all periods presented.

(b)
Effective January 1, 2010, the Company revised the time period in which past due cardmember receivables in International Card Services and Global Commercial Services are written off to when they are 180 days past due or earlier, consistent with applicable bank regulatory guidance and the write-off methodology adopted for U.S. Card Services in the fourth quarter of 2008. Previously, receivables were written off when they were 360 days past billing or earlier. Therefore, the net write-offs for the first quarter of 2010 included net write-offs of approximately $60 million for International Card Services and approximately $48 million for Global Commercial Services resulting from this write-off methodology change, which increased the net loss ratios and decreased the 90 days past billing metrics for these segments, but did not have a substantial impact on provision for losses.

(c)
Beginning with the first quarter of 2010, the Company has revised the net loss ratio to exclude net write-offs related to unauthorized transactions, consistent with the methodology for calculation of the net write-off rate for U.S. Card Services. The metrics for prior periods have not been revised for this change as it was deemed immaterial.

(d)	Refer to "Cardmember Loan Portfolio Presentation" on page 54 for discussion of the GAAP and non-GAAP presentation of the Company's U.S. loan portfolio.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 5, 2011

(e)
Reflects the new GAAP effective January 1, 2010, which resulted in the consolidation of the American Express Credit Account Master Trust (the Lending Trust), reflecting $29.0 billion of additional cardmember loans along with a $2.5 billion loan loss reserve on the Company's balance sheets.

(f)
See below for calculations of net interest yield on cardmember loans, a non-GAAP measure, and net interest income divided by average loans, a GAAP measure. Management believes net interest yield on cardmember loans is useful to investors because it provides a measure of profitability of the Company's cardmember loan portfolio.

(g)
This calculation includes elements of total interest income and total interest expense that are not attributable to the cardmember loan portfolio, and thus is not representative of net interest yield on cardmember loans. The calculation includes interest income and interest expense attributable to investment securities and other interest-bearing deposits as well as to cardmember loans, and interest expense attributable to other activities, including cardmember receivables.

(h)
The Company presents a net write-off rate based on principal losses only (i.e., excluding interest and fees) to be consistent with industry convention.  In addition, because the Company’s practice is to recognize uncollectible interest and fees as part of its total provision for losses, a net write-off rate including principal, interest and fees, is also presented.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 5, 2011

Exhibit II  [To Responses 6, 7, and 10]
Below is an excerpt from Note 4, Accounts Receivable and Loans, to the Company’s Consolidated Financial Statements included in the March 2011 10-Q.  Expanded disclosures are included in bold italics.

Impaired Loans and Receivables

Impaired loans and receivables are defined by GAAP as individual larger balance or homogeneous pools of smaller balance restructured loans and receivables for which it is probable that the lender will be unable to collect all amounts due according to the original contractual terms of the loan and receivable agreement. The Company considers impaired loans and receivables to include: (i) loans over 90 days past due still accruing interest, (ii) nonaccrual loans, and (iii) loans and receivables modified in a troubled debt restructuring (TDR).

The following tables provide additional information with respect to the Company’s impaired cardmember loans and receivables as of or for the three months ended March 31, 2011 and as of or for the year ended December 31, 2010:

(Millions)	Loans over 90 Days Past Due & Accruing Interest (a)	Non- Accrual Loans (b)	Loans & Receivables Modified as a TDR (c)	Total Impaired Loans	Unpaid Principal Balance (d)	Interest Income Recognized	Average Balance	Related Allowance for TDRs (g)
March 31, 2011
U.S. Card Services — Cardmember Loans	$72	$536	$971	$1,579	$1,499	$18	$2,036	$245
International Card Services — Cardmember Loans	90	7	10	107	106	9	130	5
U.S. Card Services — Cardmember Receivables	—	—	136	136	129	—	118	72
Total (f)	$162	$543	$1,117	$1,822	$1,734	$27	$2,284	$322

December 31, 2010
U.S. Card Services — Cardmember Loans	$90	$628	$1,076	$1,794	$1,704	(e)	$2,255	$274
International Card Services — Cardmember Loans	95	8	11	114	112	(e)	142	5
U.S. Card Services — Cardmember Receivables	—	—	114	114	109	(e)	110	63
Total (f)	$185	$636	$1,201	$2,022	$1,925		$2,507	$342

(a)
The Company’s policy is generally to accrue interest through the date of charge-off (at 180 days past due). The Company establishes reserves for interest that the Company believes will not be collected.

(b)
Nonaccrual loans not in modification programs include certain cardmember loans placed with outside collection agencies for which the Company has ceased accruing interest.  Payments received on nonaccrual loans are applied against the recorded loan balance.  Interest income is recognized on a cash basis for any payments received after the loan balance has been paid in full.

(c)
The total loans and receivables modified as a TDR include $619 million and $655 million that are nonaccrual and $7 million that are past due 90 days and still accruing interest as of March 31, 2011 and December 31, 2010, respectively. These amounts are excluded from the previous two columns.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 5, 2011

(d)	Unpaid principal balance consists of cardmember charges billed and excludes other amounts charged directly by the Company such as interest and fees.

(e)	Detailed data for these loans and receivables classes were not required prior to 2011.

(f)	These disclosures either do not apply or are not significant for cardmember receivables in ICS and GCS.

(g)  The Company records a reserve against all impaired loans.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 5, 2011

Exhibit III  [To Response 8]
The charts and table below provide further quantitative detail underlying the Company’s unsecuritized, securitized and total loan portfolios, including a depiction of the downward trend of the reserve for losses and net write-off rates.

Reserves as a percent of loans 12.0% 10.0% 8.0% 6.0% 4.0% 2.0% 0.0% Unsecuritized Securitized Consolidated 1q’2011 4q’2010 3q’2010 2q’2010 1q’2010 4q’2009 3q’2009 2q’2009 1q’2009 Ending Reserves to 30 Days Past Due 400% 350% 300% 250% 200% 150% 100% 50% 0% Unsecuritized Securitized Consolidated 1q’2011 4q’2010 3q’2010 2q’2010 1q’2010 4q’2009 3q’2009 2q’2009 1q’2009 Net Write-off Rates (Principal only) 12.0% 10.0% 8.0% 6.0% 4.0% 2.0% 0.0% Unsecuritized Securitized Consolidated 1q’2011 4q’2010 3q’2010 2q’2010 1q’2010 4q’2009 3q’2009 2q’2009 1q’2009 Net Write-off Rates (Principal, Interest and Fees) 12.0% 10.0% 8.0% 6.0% 4.0% 2.0% 0.0% Unsecuritized Securitized Consolidated 1q’2011 4q’2010 3q’2010 2q’2010 1q’2010 4q’2009 3q’2009 2q’2009 1q’2009

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 5, 2011

($ Millions)	1Q' 2011	4Q' 2010	3Q' 2010	2Q' 2010	1Q' 2010	4Q' 2009	3Q' 2009	2Q' 2009	1Q' 2009
Unsecuritized Loan Portfolio
Total Loans	39,343	38,543	34,292	32,270	31,661	32,772	31,475	32,458	36,747

Loss Reserves:
Beginning balance	2,370	2,755	2,937	3,137	3,268	3,359	3,219	3,013	2,570
Total Provision	(143)	(8)	106	260	242	544	973	1,291	1,401
Net Write-offs	(404)	(428)	(465)	(520)	(633)	(661)	(821)	(978)	(937)
Transfers In/(Out)(a)	221	37	155	69	266	8	(19)	(144)	(1)
Other	10	14	22	(9)	(6)	18	7	37	(20)
Ending Balance	2,054	2,370	2,755	2,937	3,137	3,268	3,359	3,219	3,013

Ending Reserves to 30 Days Past Due	275%	300%	323%	333%	304%	279%	264%	230%	168%
Reserves to Loan Balance	5.2%	6.1%	8.0%	9.1%	9.9%	10.0%	10.7%	9.9%	8.2%
Net Write-off Rates (Principal only)	3.7%	4.2%	4.9%	5.9%	7.1%	7.4%	9.1%	9.6%	8.0%
Net Write-off Rates (Principal, Interest and Fees)	4.1%	4.8%	5.5%	6.6%	8.0%	8.3%	10.2%	11.1%	9.6%

($ Millions)	1Q' 2011	4Q' 2010	3Q' 2010	2Q' 2010	1Q' 2010	4Q' 2009	3Q' 2009	2Q' 2009	1Q' 2009
Securitized Loan Portfolio
Total Loans	18,420	22,307	22,918	25,003	25,934	29,045	29,182	30,428	28,276

Loss Reserves:
Beginning balance	1,276	1,563	1,929	2,177	2,531	2,598	2,699	2,127	1,774
Total Provision	4	24	133	260	428	513	542	1,229	1,081
Net Write-offs	(192)	(274)	(344)	(439)	(516)	(572)	(662)	(801)	(729)
Transfers In/(Out)(a)	(221)	(37)	(155)	(69)	(266)	(8)	19	144	1
Ending Balance	867	1,276	1,563	1,929	2,177	2,531	2,598	2,699	2,127

Ending Reserves to 30 Days Past Due	240%	266%	271%	274%	246%	235%	222%	202%	146%
Reserves to Loan Balance	4.7%	5.7%	6.8%	7.7%	8.4%	8.7%	8.9%	8.9%	7.5%
Net Write-off Rates (Principal only)	3.6%	4.4%	5.2%	6.2%	6.8%	7.1%	8.1%	9.7%	8.5%
Net Write-off Rates (Principal, Interest and Fees)	3.9%	4.8%	5.8%	6.8%	7.5%	7.9%	9.0%	11.2%	10.1%

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 5, 2011

($ Millions)	1Q' 2011	4Q' 2010	3Q' 2010	2Q' 2010	1Q' 2010	4Q' 2009 (b)	3Q' 2009 (b)	2Q' 2009 (b)	1Q' 2009 (b)
Total Loan Portfolio
Total Loans	57,763	60,850	57,210	57,273	57,595	61,817	60,657	62,886	65,023

Loss Reserves:
Beginning balance	3,646	4,318	4,866	5,314	5,799	5,957	5,918	5,140	4,344
Total Provision	(139)	16	239	520	670	1,057	1,515	2,520	2,482
Net Write-offs	(596)	(702)	(809)	(959)	(1,149)	(1,233)	(1,483)	(1,779)	(1,666)
Transfers In/(Out)(a)	-	-	-	-	-	-	-	-	-
Other	10	14	22	(9)	(6)	18	7	37	(20)
Ending Balance	2,921	3,646	4,318	4,866	5,314	5,799	5,957	5,918	5,140

Ending Reserves to 30 Days Past Due	263%	287%	302%	307%	277%	258%	244%	216%	158%
Reserves to Loan Balance	5.1%	6.0%	7.5%	8.5%	9.2%	9.4%	9.8%	9.4%	7.9%
Net Write-off Rates (Principal only)	3.7%	4.3%	5.1%	6.0%	7.0%	7.3%	8.6%	9.7%	8.2%
Net Write-off Rates (Principal, Interest and Fees)	4.1%	4.8%	5.6%	6.7%	7.8%	8.1%	9.6%	11.1%	9.8%

(a) Represents transfers of reserves as a result of transfers of accounts between the securitized and unsecuritized loan portfolios.
(b) Not intended to be a GAAP presentation because the securitized portfolio was not consolidated at this date.